ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 17, 2012

Diana H. Nenchev

617-235-4832

Diana.Nenchev@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nudrat Salik
Rufus Decker

Re:	SEC Comment Letter dated August 16, 2012
AGY Holding Corp.
Form 10-K for the Year Ended December 31, 2011
Filed on March 30, 2012
File No. 333-150749

Dear Mr. Decker and Ms. Salik:

On behalf of AGY Holding Corp. (the “Company”), this letter is to confirm our telephone conversation this afternoon with Ms. Salik of the staff of the Securities and Exchange Commission wherein we advised Ms. Salik that, due to the Company’s ongoing activities and other scheduling conflicts, the Company’s response to the staff’s comment letter dated August 16, 2012 would be provided by September 14, 2012.

Very truly yours,

/s/ Diana H. Nenchev

Diana H. Nenchev

Ropes & Gray LLP

cc:	Jay W. Ferguson, AGY Holding Corp.
Craig E. Marcus, Ropes & Gray LLP